EXHIBIT 21

List of Subsidiaries of Blonder Tongue Laboratories, Inc.

1.	Blonder Tongue International, Inc.
2.	Blonder Tongue Investment Company
3.	Hybrid Networks, LLC
4.	Blonder Tongue Far East, LLC
5.	Vu-Tech Communications, Inc. (79% - owned subsidiary)
6.	NetLinc Communications, LLC (50% - owned subsidiary)
7.	MegaPort Technology, LLC
8.	Blonder Tongue International Holdings, LLC (50%-owned subsidiary)